UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Barbara
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc.
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |9/15/9|    | |172               |A  |$12.4050   |                   |I     |Note 1                     |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |9/16/9|    | |94                |A  |$12.4050   |                   |I     |Note 1                     |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |9/17/9|    | |16                |A  |$12.0925   |                   |I     |Note 1                     |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |10/1/9|    | |626               |A  |$12.53     |                   |I     |Note 1                     |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |10/8/9|    | |313               |A  |$10.53     |3,509              |I     |Note 1                     |
                           |8     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |223,159            |I     |Note 2                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |1,096,213          |I     |Note 3                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |801,945            |I     |Note 4                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |341,827            |I     |Note 5                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |63,166             |I     |Note 6                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |434,491            |I     |Note 7                     |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "          "         |--    |--  |-|--                |-- |--         |105,767            |D     |                           |
                           |      |    |-|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option (R|--      |--   |--  |-|-- --      |A,D|--   |--   |--          |--     |--     |6,136       |D  |--          |
ight to Buy)          |        |     |    |-|           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: The proportionate interest in shares acquired by the Vintage Limited Partnership of which the reporting person has a limited partnership interest and is director and shareholder of the corporate general partner.
Beneficial ownership is
disclaimed.
Note 2: The proportionate interest of the Barbara Bainum Grantor Retained Annuity Trust dated September 5,
1996, the sole trustee of which is Ms. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 3: The proportionate interest in shares (5,417,761) owned by Bainum Associates Limited Partnership. The
Barbara Bainum Declaration of Trust, the sole trustee of which is Ms. Bainum ("Trust"), is a limited partner.
Note 4: The proportionate interest in shares (4,415,250) owned by MC Investments Limited Partnership. The
Trust is a limited
partner.
Note 5: The proportionate interest of The Trust, in (i) shares (3,567,869) owned by Realty Investment Company,
Inc., a real estate investment and management company in which Ms. Bainum is a noncontrolling shareholder, and
(ii) shares (1,779,628) owned by Mid Pines Associates, L.P. Beneficial ownership of the shares held by Realty is disclaimed.
Note 6: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum, in shares of Mid-Pines Associates, L.P. Beneficial ownership is disclaimed.
Note 7: The proportionate interest of various trusts for the benefit of Ms. Bainum's nieces and nephews, the sole trustee of which is Ms. Bainum, in shares of Realty Investment Company, Inc. Beneficial ownership is disclaimed.

SIGNATURE OF REPORTING PERSON
Barbara Bainum
DATE
11/1/98